Exhibit 21.1

SUBSIDIARIES OF REFORMATION INC.

Subsidiary name	Jurisdiction of incorporation
Ref Holdings, Inc.	Delaware, United States
LYMI Inc.	Delaware, United States
Big Lady LLC	California, United States
Hey Bui LLC	California, United States
Unicorn Kiss LLC	New York, United States
Reformation Madison LLC	New York, United States
Reformation Brand Canada Inc.	British Columbia, Canada
Reformation UK Ltd.	United Kingdom